VIA EDGAR

January 17, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao and Mary Mast

Re:	Adverum Biotechnologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 001-36579

Ladies and Gentlemen:

On behalf of Adverum Biotechnologies, Inc. (the “Company”), we are submitting this letter in response to comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated December 18, 2023, regarding the Company’s Form 10-K filed March 30, 2023.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have included the Staff’s comments in this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

5. Leases, page 96

1. Please respond to the following lease related comments:

•

You disclosed here that you adjusted to eliminate the deferred rent receivable in 2022 because its collectability was determined to be less than probable. Help us understand how you have considered whether such a determination would raise similar concern for the impairment of your right of use lease assets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff during the year ended December 31, 2022, the Company determined, based on publicly available information about the sublessee for a building in North Carolina (“NC Premises”) and correspondence between the Company and the sublessee, that collectability of the lease payments from the sublessee was no longer probable. In accordance with ASC 842-30-25-13, the Company recognized an adjustment to eliminate the deferred rent receivable as a current period adjustment to lease income and in accordance with ASC 842-30-25-12 limited the amount of sublease income recognized to the cash collected from the sublessee.

January 17, 2024

Given the uncertainty surrounding collection of lease payments from the sublessee, the Company performed an impairment analysis of the right-of-use (“ROU”) asset recognized on the NC Premises head lease and related leasehold improvements (“the long-lived asset group”) in accordance with ASC 360-10. The Company compared the sum of the estimated undiscounted future cash flows attributable to the long-lived asset group in question, exclusive of the deferred rent receivable referenced above, to the carrying amount of the long-lived asset group and concluded that the carrying amount was recoverable. When estimating the undiscounted future cash flows attributable to the long-lived asset group in accordance with ASC 360-10-35-30, the Company consulted with a broker and concluded that, based on its intent to sublease to a new tenant in the event its current sublessee could not fulfill its obligation under the existing sublease, there were still new potential sublessees for the leased space, albeit likely at a discount to the terms of the current sublease. The total undiscounted future expected cash flows arising from the current or future sublease (even assuming sublease payments that are at a discount to the terms of the current sublease) significantly exceeded the carrying value of long-lived asset group. As such, the Company concluded that the long-lived asset group was not impaired. The Company also concluded that the collectability issues identified with the sublessee for the NC Premises did not affect any other long-lived asset groups.

•

Quantify for us and revise future filings to clearly disclose the charges to the statement of operations as a result of lease modifications, as well as their related accounts. This comment also applies to your 2023 10-Q filings.

Response: The Company respectfully acknowledges the Staff’s comment and provides responses to the Staff as follows:

On January 8, 2021 the Company entered into an operating lease agreement for the NC Premises referenced above. On October 26, 2021, the Company entered into an agreement to sublease the NC Premises to a single sublessee through the remainder of the lease term. Concurrent with the sublease, the payment terms on the Company’s head lease were modified. The Company accounted for the amendments as a lease modification in accordance with ASC 842-10-25-11(d). The Company remeasured the lease liability, resulting in an increase to the lease liability and corresponding ROU asset of $2.1 million, with no amounts recognized in the consolidated statement of operations.

On November 1, 2021, the Company entered into an amendment to terminate the lease of one of its Redwood City premises (“800 Saginaw Lease”). The Company accounted for the amendment as a full lease termination and recognized a $1.1 million loss during the quarter ended September 30, 2021 as a result of the termination, which should not have been recorded. During the quarter ended September 30, 2022, the Company identified that it had incorrectly accounted for the termination of 800 Saginaw Lease and should have accounted for the partial lease termination as a modification. The correction of this error is discussed below.

January 17, 2024

On March 24, 2023, the Company executed an agreement to accelerate the termination date of another of its Redwood City premises (“900 Saginaw Lease”) from December 31, 2031 to September 30, 2023. Concurrent with the execution of the amendment to the 900 Saginaw Lease, the Company executed an amendment to a lease for another one of its Redwood City premises (“100 Cardinal Lease”) with the same Landlord to provide for additional tenant improvements related to the 100 Cardinal Lease of up to $2.0 million to be used at the Company’s discretion. The Company continued to occupy and use all of the space associated with the 900 Saginaw Lease through September 30, 2023. The Company continues to occupy and use all of the space associated with the 100 Cardinal Lease as the Company’s sole headquarters building following the amendments. Management evaluated the guidance in ASC 842-10-25-19 and concluded that the amendments to the 900 Saginaw Lease and the 100 Cardinal Lease should be combined and considered a single contract for the purpose of applying ASC 842 as the two agreements were executed at the same time with the same Landlord and together they fulfill a single commercial objective, where the Landlord is incentivizing the Company to accelerate the lease term of the 900 Saginaw Lease and move the Company’s operations from 900 Saginaw to 100 Cardinal. The Company accounted for these amendments as a lease modification in accordance with ASC 842-10-25-11(c) and ASC 842-10-25-13. As a result of the modification the Company remeasured the lease liability, which resulted in a reduction to the lease liability of $8.3 million with a corresponding reduction of the ROU asset of $8.3 million in the quarter ended March 31, 2023. There was no charge recognized in the consolidated statement of operations.

On April 3, 2023, the Company entered into an amendment of the lease of its NC Premises. Under this amendment, the parties agreed to substantially reduce the total tenant improvement allowance in exchange for lower monthly rent. The Company accounted for this amendment as a lease modification in accordance with ASC 842-10-25-11(d). The Company remeasured the lease liability, resulting in a reduction to the lease liability with a corresponding reduction of the ROU asset of $5.7 million in the quarter ended June 30, 2023. There was no charge recognized in the consolidated statement of operations.

In future filings, the Company will more clearly disclose the charges to the consolidated statement of operations as a result of lease modifications, as well as their related accounts.

•

As a related matter, you disclosed under Item 9A that an immaterial non-cash lease accounting error was identified in previously issued financial statements. Please help us understand the nature and amount of the error, as well as how you have assessed its materiality.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the immaterial non-cash lease accounting error disclosed under Item 9A relates to the 800 Saginaw Lease. During the quarter ended September 30, 2022, the Company identified that it had incorrectly accounted for the 800 Saginaw Lease amendment. This is because the 800 Saginaw Lease was part of a master lease agreement that also included the 900 Saginaw Lease (i.e., 800 Saginaw and 900 Saginaw were separate lease components within a master lease).

January 17, 2024

In accordance with ASC 842-10-25-11(c), the Company should also have accounted for the termination of the 800 Saginaw Lease as a modification of the 900 Saginaw Lease. Accordingly, the Company should have reallocated the remaining consideration in the master lease and remeasured the lease liability of 900 Saginaw Lease using the Company’s incremental borrowing rate determined on the effective date of the modification. The remeasurement of the 900 Saginaw Lease would have resulted in a decrease in the 900 Saginaw Lease liability of $4.2 million, $4.0 million and $3.9 million as of December 31, 2021, March 31, 2022 and June 30, 2022, respectively, a decrease in the related operating ROU asset of $3.1 million, $3.0 million and $2.9 million as of December 31, 2021, March 31, 2022 and June 30, 2022, respectively, and a corresponding reversal of the previously recorded impairment related to the 800 Saginaw Lease in the amount of $1.1 million. This adjustment was due primarily to a decrease in the incremental borrowing rate used to remeasure the lease liability. Accordingly, the impairment recorded resulted in an immaterial error in operating expenses for the year ended December 31, 2021, and, because the Company recorded a non-cash gain to correct the consolidated balance sheet for the aforementioned overstatements, also resulted in an immaterial error in the quarter ended September 30, 2022.

During the quarter ended September 30, 2022, the Company also corrected the previously recorded impairment related to the 800 Saginaw Lease in the amount of $1.1 million in the quarter ended September 30, 2021 (i.e., the impairment taken in the quarter preceding the termination of the 800 Saginaw Lease/modification of the 900 Saginaw Lease). Prior periods were not adjusted. As of September 30, 2021, there was not an identifiable asset group below the entity-wide level related to the lease that was expected to be terminated. While the Company was actively marketing the leased asset for sublease and/or negotiating for a lease termination in the quarter ended September 30, 2021, the Company had not ceased using the leased asset as of September 30, 2021. Therefore, there was no identifiable asset grouping below the enterprise level at the end of the third quarter of 2021. The resulting impairment test should not have been performed at that level, and the $1.1 million impairment charge should not have been recorded.

The Company concluded that the error was not material because it represented less than 5% of total assets and liabilities as of December 31, 2021, March 31, 2022 and June 30, 2022, respectively, and less than 2% of operating expenses for each of the periods ended December 31, 2021, March 31, 2022 and June 30, 2022 as well as for the period ended September 30, 2022 during which the error was corrected.

Additionally, the Company believes that investors are primarily focused on the Company’s cash and investment financial resources as well as the development of its lead product candidate, Ixo-vec. The identified misstatement was non-cash and did not relate to product development.

January 17, 2024

A summary of the Company’s assessment of qualitative factors is presented below.

SAB 99 Qualitative Factors	The Impact of Error
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	No. By nature, the measurement of right-of-use assets and lease liabilities involves estimation, considering inputs such as the Company’s incremental borrowing rate. The determination of the incremental borrowing rate involves estimation uncertainty and there is a wide range of observed credit spreads for similar companies. The misstatement on the impairment of the right-of-use assets arose due to the lack of technical accounting evaluation on a termination of a lease component, and whether the lease needed to be remeasured, not due to a difference in estimation.

All adjustments are based upon reasonable estimates or known amounts.	Yes, the remeasurement of the right-of-use assets and lease liability were based on reasonable estimates.

Whether the misstatement masks a change in earnings or other trends.	No. The misstatements from the lease remeasurement did not mask a change in earnings or other trends. The misstatements did not cause a change in the direction or overall magnitude of trends such as growth of operating expense and net loss. Also, the magnitude of the error is deemed not likely to influence the judgment of a reasonable person relying upon the Company’s consolidated financial statements.

Whether the misstatement hides the failure to meet analyst’s consensus expectations for the enterprise.

No, the error did not hide a failure to meet analysts’ consensus expectations as the Company is still developing its products and is not generating revenue from the sales of its products. Investors/analysts focus more on the Company’s ability to successfully develop its products than on expense or net-loss-per-share projections. The Company believes that the impact of the error on the Company’s consolidated balance sheet and net loss per share (both basic and diluted) is not material for each period.

Generally, net loss per share is not a closely-watched figure for the Company’s investors as investors have been primarily focused on the development results. The Company does not have a track record of closely meeting analyst net-loss-per-share expectations as there is a wide range of expectations by the analysts who cover the Company. It is common to make or miss net-loss-per-share expectations by $0.05 per share or more in individual quarters, so a $0.01 net-loss-per-share effect is not considered to be significant to investors.

January 17, 2024

SAB 99 Qualitative Factors	The Impact of Error
Whether the misstatement changes a loss into income or vice versa.	No. The Company would have incurred a net loss in each period presented irrespective of the misstatements.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	No. The Company only has one segment, and the misstatements had no material impact on the Company’s operations.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	No. The misstatements do not affect the Company’s compliance with known regulatory requirements.

Whether the misstatement has the effect of increasing management’s compensation.	No. The misstatements have no effect on management compensation.

Whether the misstatement involves concealment of an unlawful transaction.	No. The misstatements do not involve concealment of fraud or an unlawful transaction.

Whether management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.	No. A significant positive or negative market reaction was not expected.

Whether the misstatement affects the company’s compliance with loan covenants or other contractual requirements	Not applicable, as there are no loans outstanding.

January 17, 2024

Other Considerations	The Impact of Error
Whether the misstatement affects a significant element of the financial statements (e.g., amount or disclosure is under greater scrutiny by users of the financial statements)	No. Management believes that investors are primarily focused on the cash and investment financial resources. The lease error is non-cash and is well below any material threshold or element of the Company’s consolidated financial statements.

Whether the misstatement resulted from the motivation of management	No. The error was not intentional.

Whether the misstatement affects the overall accuracy of the financial statements	No. Management believes that investors are primarily focused on the cash and investment financial resources and this error is not material to the use of cash in operating activities.

Whether the misstatement relates to sensitive matters	No. The error does not relate to sensitive matters such as fraud, non-compliance with laws and regulations, violations with contractual provisions or conflicts of interest.

Whether the misstatement affects metrics that drive investor conclusions or are important to investor models or whether the misstatement affects entity-specific trends and performance metrics (e.g., non-GAAP measurements or key ratios monitored by analysts or other key users of financial statements) that may influence investment decisions	No. Management believes that investors are primarily focused on the cash and investment financial resources and this error is not material to the use of cash in operating activities.

Whether the misstatement is a one-time item and does not alter investors’ perceptions of key trends affecting the entity	No. Management does not believe that the error would alter investors’ perceptions of key value drivers affecting the entity. Management does not believe that investors consider the lease modification to be a material transaction for the Company as investors are predominantly focused on the development of its lead product candidate, Ixo-vec (ADVM-022).

Whether the misstatement relates to items involving related parties or known users (e.g., whether the external parties to the transaction are related to the entity’s management)	Not applicable, the misstatements do not involve related parties or known users.

Whether the misstatement causes the disclosures to be inadequate or omit information not specifically required by US GAAP but which is important to the understanding of the financial statements or conveys something in a false or misleading manner	No. The misstatements do not cause the disclosures to be inadequate or materially incomplete. The remeasurement of the lease asset and liability and the related footnote disclosures (such as the future lease commitments) are correctly stated.

Whether the misstatement relates to the incorrect selection or application of an accounting policy that has an immaterial effect on the current period’s financial statements but is likely to have a material effect on future periods’ financial statements	No. The misstatements are accounting errors that were corrected in the quarter ended September 30, 2022, and would not have a material effect on future period consolidated financial statements.

January 17, 2024

The Company concluded that, based on the aggregate of quantitative and qualitative considerations related to the misstatements, the misstatements are immaterial to the historical results (i.e., the year ended December 31, 2021 and the three months ended March 31, 2022 and June 30, 2022) and the three and nine months ended September 30, 2022 during which the error was corrected.

*****

Please contact me at (415) 693-2326 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Julia Boesch
Julia Boesch

cc:	Linda Rubinstein, Adverum Biotechnologies, Inc., Chief Financial Officer

John Rakow, Adverum Biotechnologies, Inc., General Counsel

Kenneth Guernsey, Cooley LLP

Marcus Lindner, Ernst & Young LLP